SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 16 June 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

June 16, 2010

BP Establishes $20 Billion Claims Fund for Deepwater Horizon Spill and Outlines Dividend Decisions

Following a meeting with the President of the United States, the BP Board announces an agreed package of measures to meet its obligations as a responsible party arising from the Deepwater Horizon spill.

Agreement was reached to create a $20bn claims fund over the next three and a half years on the following basis:

·
BP will initially make payments of $3bn in Q3 of 2010 and $2bn in Q4 of 2010.  These will be followed by a payment of $1.25bn per quarter until a total of $20bn has been paid in.
·
While the fund is building, BP's commitments will be assured by the setting aside of U.S. assets with a value of $20bn.  The intention is that this level of assets will decline as cash contributions are made to the fund.
·
The fund will be available to satisfy legitimate claims including natural resource damages and state and local response costs.  Fines and penalties will be excluded from the fund and paid separately.  Payments from the fund will be made as they are adjudicated, whether by the Independent Claims Facility (ICF) referred to below, or by a court, or as agreed by BP.
·
The ICF will be administered by Ken Feinberg. The ICF will adjudicate on all Oil Pollution Act and tort claims excluding all federal and state claims.
·
Any money left in the fund once all legitimate claims have been resolved and paid will revert to BP.

The fund does not represent a cap on BP liabilities, but will be available to satisfy legitimate claims.  Further and more detailed terms regarding the establishment and operation of the claims fund and the ICF will be finalized and announced as soon as possible.

As a consequence of this agreement, the BP Board has reviewed its dividend policy.  Notwithstanding BP's strong financial and asset position, the current circumstances require the Board to be prudent and it has therefore decided to cancel the previously declared first quarter dividend scheduled for payment on 21st June, and that no interim dividends will be declared in respect of the second and third quarters of 2010.

The Board remains strongly committed to the payment of future dividends and delivering long term value to shareholders.  The Board will consider resumption of dividend payments in 2011 at the time of issuance of the fourth quarter 2010 results, by which time it expects to have a clearer picture of the longer term impact of the Deepwater Horizon incident.

The Board believes that it is right and prudent to take a conservative financial position given the current uncertainty over the extent and timing of costs and liabilities relating to the spill.  BP's businesses continue to perform well, with cash flows from operations expected to exceed $30bn in 2010 at current prices and margins before taking into consideration costs related to the Deepwater Horizon spill.  BP's gearing level remains at the bottom of its targeted band of 20-30 per cent.  In addition, the Company has over $10bn of committed banking facilities.  To further increase the Company's available cash resources, the Board intends to implement a significant reduction in organic capital spending and to increase planned divestments to approximately $10bn over the next twelve months.

Chairman Carl-Henric Svanberg said:  "We appreciated the constructive meeting conducted by the President and his senior advisers and are confident that the agreement announced today will provide greater comfort to the citizens of the Gulf coast and greater clarity to BP and its shareholders. We welcome the administration's statements acknowledging that BP is a strong company and that the administration has no interest in undermining the financial stability of BP.  This agreement is a very significant step in clarifying and confirming our commitment to meet our obligations.  We regret the cancellation and suspension of the dividends, but we concluded it was in the best interests of the Company and its shareholders."

Chief Executive Tony Hayward said: "From the outset we have said that we fully accepted our obligations as a responsible party. This agreement reaffirms our commitment to do the right thing.  The President made it clear and we agree that our top priority is to contain the spill, clean up the oil and mitigate the damage to the Gulf coast community.  We will not rest until the job is done."

Further information:

BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 16 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary